Mail Stop 4561
                                                      December 12,
2005

Michael V. Shustek
President and Chief Executive Officer
Vestin Realty Trust II, Inc.
8379 West Sunset Road
Las Vegas, NV 89113

Re:	Vestin Realty Trust II, Inc.
      Amendment No. 4 to Registration Statement on Form S-4
      Filed November 30, 2005
      File No. 333-125121

Dear Mr. Shustek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please describe the recent meeting called by Mr. Leeper and other unitholders, the alternative proposal(s) presented, and the plans for the rescheduled meeting.

2. We note your response to prior comment 2. While we do not agree with your analysis, we will raise no further comments at this time.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation

Distributions to Members, page 74

3. In your description of the measure Distributions to Members you indicate that you believe it is an additional appropriate measure of the company`s operating performance. Please eliminate this statement in your next amendment since the rest of your disclosure indicates that this is a measure of liquidity. See SEC Accounting
Disclosure
Rules and Practices Topic Eight I.A.5.

Liquidity and Capital Resources, page 94

4. We note that there are $32.5 million in redemption requests for 2006. Please disclose when you would consummate the 2006 redemptions in the event the REIT conversion is not approved. Please also disclose this in the second risk factor on page 7.

Financial Statements

Note C - Investments in Real Estate Loans, page F-14

5. We have reviewed your response to comment #10. Please tell us why you have included the imputed interest balance of $860,000 in your analysis of the impairment charge. Tell us specifically what this amount represents and how you have calculated it. Tell us if this amount is related to the line item "Imputed interest" in your reconciliation of the loan portfolio balance to the balance sheet. Additionally, tell us how you have calculated the impairment amount of $1.1 million. In addition, we believe you should record the impairment as of June 30, 2005 due to the fact that this should have been specifically identified and not included as part of the general valuation allowance.

Part II.  Information Not Required in Prospectus

Exhibit 8.1

6. Please revise your REIT opinion to clarify that it relates to proposed operations as described in the registration statement.

Undertakings

7. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special Counsel, at (202) 551-3852, or me at (202) 551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director


cc:	Hillel T. Cohn
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Michael V. Shustek
Vestin Realty Trust II, Inc.
December 12, 2005
Page 3